UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f2]

1. Investment Company Act File Number: 811-08894				Date examination completed: September 10, 2012
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: JNL Series Trust
4. Address of principal executive office (number, street, city, state, zip code): 1 Corporate Way, Lansing, Michigan 48951

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities of similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.
Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

3.	Accountant

4.
Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law.  File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC’s Collection of Information
An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number.  Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments.  Rule 17f-2 under the section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year.  The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet.  The Commission uses the Form to ensure that the certificate is properly attributed to the investment company.  The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing.  Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden.  This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. 3507.  Responses to this collection of information will not be kept confidential.

Management Statement Regarding Compliance With Certain

Provisions of the Investment Company Act of 1940

We, as members of management of JNL/JPMorgan International Value Fund, JNL/JPMorgan MidCap Growth Fund, and JNL/JPMorgan U.S. Government & Quality Bond Fund of JNL Series Trust (collectively, the Funds) are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 10, 2012, and for the period from August 1, 2012 through September 10, 2012.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 10, 2012, and for the period from August 1, 2012 through September 10, 2012, with respect to securities reflected in the investment accounts of the Funds.

JNL Series Trust

By:  /s/ Mark D. Nerud
         Mark D. Nerud
         President and Chief Executive Officer

By:  /s/ Gerard A.M. Oprins
         Gerard A. M. Oprins
Treasurer and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Trustees
JNL Series Trust:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 (the Act), that JNL/JPMorgan International Value Fund, JNL/JPMorgan MidCap Growth Fund, and JNL/JPMorgan U.S. Government & Quality Bond Fund of JNL Series Trust (collectively, the Funds), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Act as of September 10, 2012. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 10, 2012, and with respect to agreement of security purchases and sales, for the period from July 31, 2012 (the date of our last examination) through September 10, 2012 without prior notice to management:

1)
Obtained a supporting sub-custodian electronic listing of positions as of September 10, 2012 directly from the sub-custodians, DTC and Federal Reserve, and reviewed sub-custodian reconciliations for securities for resolution of exceptions;

2)	Confirmation of all securities, if any, which are hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents;

3)	Inspection of documentation of other securities, if any, held in safekeeping by the Custodian but not included in 1) and 2) above;

4)	Reconciliation between the Funds’ accounting records and the Custodian’s records as of September 10, 2012, and verification of reconciling items;

5)	Agreement of cash settlement movement relating to pending trade activity for the Funds as of September 10, 2012, to the Custodian’s records;

6)	Agreement of 25 security purchases and security sales transactions since our last report from the books and records of the Funds to trade tickets and settlement documentation;

7)
We obtained and considered JPMorgan’s most recent SOC 1 relating to global custody, the Report on Worldwide Securities Services’ Description of its Global Custody System and on the Suitability of the Design and Operating Effectiveness of Controls.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with the specified requirements.

In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 10, 2012, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP
Chicago, Illinois
January 9, 2013